                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13G

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 7)*


                         WEINGARTEN REALTY INVESTORS
             ---------------------------------------------------
                               (Name of Issuer)

                SHARES OF BENEFICIAL INTEREST, $0.03 PAR VALUE
             ---------------------------------------------------
                         (Title of Class of Securities)

                                  948741103
             ---------------------------------------------------
                                (CUSIP Number)



              Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d 7).

              *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

              The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                        (Continued on following page(s))





                               Page 1 of 5 Pages

CUSIP NO.        948741103                 13G        PAGE   2  OF  5   PAGES



- --------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Stanford Alexander
                 ###-##-####
- --------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                 (A)  ( )
                 (B)  (x)
- --------------------------------------------------------------------------------
3        SEC USE ONLY
- --------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION
                 United States of America
- --------------------------------------------------------------------------------
                          5       SOLE VOTING POWER
                                           993,818
    NUMBER OF             ------------------------------------------------------
     SHARES               6       SHARED VOTING POWER
   BENEFICIALLY                            1,005,683
     OWNED BY             ------------------------------------------------------
       EACH               7       SOLE DISPOSITIVE POWER
    REPORTING                              993,818
     PERSON               ------------------------------------------------------
       WITH               8       SHARED DISPOSITIVE POWER
                                           1,005,683
- --------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,999,501
- --------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
- --------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                 8%
- --------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
                 IN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!





                               Page 2 of 5 Pages
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Item 1.

       (a)    Name of Issuer:

                            Weingarten Realty Investors

       (b)    Address:

                            2600 Citadel Plaza Drive
                            Houston, Texas  77008

Item 2.

       (a)    Name of Person Filing:

                            Stanford Alexander

       (b)    Address of Principal Business Office or, if none, Residence:

                            2600 Citadel Plaza Drive
                            Houston, Texas  77008

       (c)    Citizenship:

                            United States of America

       (d)    Title of Class of Securities:

                            Shares of Beneficial Interest, $0.03 par value

       (e)    CUSIP Number:

                            948741103

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
                            Not Applicable

Item 4.  Ownership:

       (a)    Amount Beneficially Owned:

                            See cover page Item 9.

                            As of February 3, 1995 this amount included 376,170 shares held by various trusts for the benefit of Mr. Alexander's children and 228,125 shares held by a charitable foundation controlled by Mr. Alexander and his wife. This amount also includes 296,675 shares for which voting and investment power are shared with Andrew M. Alexander and Melvin A. Dow, 102,126 shares held jointly by Mr. and Mrs. Alexander and 2,587 shares accumulated through the Weingarten Realty 401(k) Savings Plan as of September 30, 1994. This amount also includes 16,666 shares which he has the right to acquire pursuant to options exercisable within 60 days.





                               Page 3 of 5 Pages
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       (b)    Percent of Class:

                            See cover page Item 11.

       (c)    Number of shares as to which such person has:

              (i)    Sole power to vote or to direct the vote:

                            See cover page Item 5.

                            Mr. Alexander has sole voting power with respect to all of the shares he owns of record, 993,818. This amount also includes 16,666 shares which he has the right to acquire pursuant to options exercisable within 60 days.

              (ii)   Shared power to vote or to direct the vote:

                            See cover page Item 6.

                            Mr. Alexander shares voting power with Andrew M. Alexander, his son and a trust manager of Weingarten Realty Investors (the "Company"), and Melvin A. Dow, also a trust manager of the Company, with respect to 296,675 shares held by various trusts for the benefit of Mr. Alexander. Mr. Alexander shares voting power with respect to 376,170 shares held by various trusts for the benefit of his children. Also, Mr. Alexander shares voting power with his wife, Joan Alexander, with respect to 228,125 shares held by a charitable foundation controlled by Mr. and Mrs. Alexander and with respect to 102,126 shares held jointly by Mr. and Mrs. Alexander.

              (iii)  Sole power to dispose or to direct that disposition of:

                            See cover page Item 7.

                            Mr. Alexander has sole dispositive power with respect to all of the shares he owns of record, 993,818. This amount also includes 16,666 shares which he has the right to acquire pursuant to options exercisable within 60 days.

              (iv)   Shared power to dispose or to direct the disposition of:

                            See cover page Item 8.

                            Mr. Alexander shares dispositive power with Andrew
                            M. Alexander, his son and a trust manager of the Company, and Melvin A. Dow, also a trust manager of the Company, with respect to 296,675 shares held by various trusts for the benefit of Mr. Alexander. Mr. Alexander shares dispositive power with respect to 376,170 shares held by various trusts for the benefit of his children. Also, Mr. Alexander shares dispositive power with his wife, Joan Alexander, with respect to 228,125 shares held by a charitable foundation controlled by Mr. and Mrs. Alexander and with respect to 102,126 shares held jointly by Mr. and Mrs. Alexander.

Item 5.  Ownership of Five Percent or Less of a Class:

                            Not Applicable





                               Page 4 of 5 Pages
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Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

                            Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                            Not Applicable

Item 8.  Identification and Classification of Members of the Group:

                            Not Applicable

Item 9.  Notice of Dissolution of Group:

                            Not Applicable

Item 10.  Certification:

                            Not Applicable

Signature:

              After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information contained in this statement is true, complete and correct.


                                     Date:   February 13, 1995



                                                 /s/ Stanford Alexander
                                     -------------------------------------------
                                                 STANFORD A. ALEXANDER





                               Page 5 of 5 Pages